        As filed with the Securities and Exchange Commission on October 16, 2002



                                                    Registration No. 333-_______



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
             OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2




                              SEPARATE ACCOUNT N OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered: Variable Life Insurance Contracts


Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account N of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.       CAPTION IN PROSPECTUS

1           Cover Page; General Information About Manufacturers (Separate
            Account N)

2           Cover Page; General Information About Manufacturers (Manufacturers
            (U.S.A.))

3           *

4           Other Information (Distribution of the Policy)

5           General Information About Manufacturers Life (Separate Account N)

6           General Information About Manufacturers (Separate Account N)

7           *

8           *

9           Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11          General Information About Manufacturers (Manufacturers Investment
            Trust)

12          General Information About Manufacturers (Manufacturers Investment
            Trust)

13          Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15          Issuing A Policy

16          General Information About Manufacturers (Manufacturers Investment
            Trust)

17          Policy Surrender and Partial Withdrawals

18          General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20          *

21          Policy Loans

22          *

23          **

24          Other Provisions of the Policy

25          General Information About Manufacturers (Manufacturers U.S.A.)

26          *

27          General Information About Manufacturers (Manufacturers U.S.A.);
            Other Information (Distribution of the Policy)

28          Other Information (Officers and Directors)

29          General Information About Manufacturers (Manufacturers U.S.A.)

30          *

31          *

32          *

33          *

34          *

35          **

36          *

37          *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39          Other Information (Distribution of the Policies)

40          *

41          Other Information (Distribution of the Policy)

42          Other Information (Distribution of the Policy)

43          *

44          Policy Values --Determination of Policy Value; Units and Unit
            Values)

45          *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47          General Information About Manufacturers (Manufacturers Investment
            Trust)

48          *

49          *

50          General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52          Other Information (Substitution of Portfolio Shares)

53          General Information About Manufacturers Life (Separate Account N);
            Tax Treatment of the Policy

54          *

55          *

56          *

57          *

58          *

59          Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
SEPARATE ACCOUNT N OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


                              VENTURE CORPORATE VUL
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



This prospectus describes Venture Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manulife USA," "we" or "us") to individuals, corporations, trusts, associations, or similar entities (the "applicant", "policyholder" or "you").


The Policy is designed for use by corporations and other employers to provide life insurance and to fund other employee benefits.


The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage. The insurance benefit is payable at the life insured's death to the Policy's beneficiary.



The Policy also provides a Net Cash Surrender Value available to you by surrendering the Policy or by taking policy loans and partial withdrawals.


The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife USA's Separate Account N (the "Separate Account") to which you allocate net premiums. The assets of each sub-account will be used to purchase Series I shares (formerly referred to as "Class A shares") of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. Other sub-accounts and Portfolios may be added in the future.



This Policy is not suitable for short-term investment purposes. Prospective purchasers should note that it may not be advisable to purchase a Policy as a replacement for existing insurance.


The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                   THE DATE OF THIS PROSPECTUS IS _____, 2002.



CVUL ___/2003

TABLE OF CONTENTS


Definitions ...............................................................      5
Policy Summary ............................................................      6
  General .................................................................      6
  Death Benefits ..........................................................      7
  Premiums ................................................................      7
  Policy Value ............................................................      7
  Policy Loans ............................................................      7
  Surrender and Partial Withdrawals .......................................      7
  Lapse and Reinstatement .................................................      7
  Charges and Deductions ..................................................      8
  Investment Options and Investment Advisers ..............................      8
  Table of Charges and Deductions .........................................      9
  Table of Investment Management Fees and Expenses ........................     10
  Table of Investment Options and Investment Subadvisers ..................     12
General Information about  Manulife USA, the Separate Account and the Trust     15
  Manulife USA ............................................................     15
  The Separate Account ....................................................     15
  The Trust ...............................................................     16
  Investment Objectives of the Portfolios .................................     16
Issuing A Policy ..........................................................     21
  Use of the Policy .......................................................     21
  Requirements ............................................................     21
  Temporary Insurance Agreement ...........................................     22
  Underwriting ............................................................     22
  Right to Examine the Policy .............................................     23
Death Benefits ............................................................     23
  Life Insurance Qualification ............................................     23
  Death Benefit Options ...................................................     27
  Changing the Death Benefit Option .......................................     27
  Changing the Face Amount and Scheduled Death Benefits ...................     27
Premium Payments ..........................................................     29
  Initial Premiums ........................................................     29
  Subsequent Premiums .....................................................     29
  Premium  Limitations ....................................................     29
  Premium Allocation ......................................................     29
Charges and Deductions ....................................................     30
  Premium Load ............................................................     30
  Sales Load or Surrender Charge ..........................................     30
  Monthly  Deductions .....................................................     32
  Asset Based Risk Charge Deducted from Investment Accounts ...............     34
  Reduction in Charges and Enhanced Surrender Values ......................     34
  Company Tax Considerations ..............................................     34
Policy Value ..............................................................     34
  Determination of the Policy Value .......................................     34
  Units and Unit Values ...................................................     35
  Transfers of Policy Value ...............................................     35
Policy Loans ..............................................................     36
  Interest Charged on Loans ...............................................     37
  Loan Account ............................................................     37
Policy Surrender and Partial Withdrawals ..................................     38
  Policy Surrender ........................................................     38
  Partial Withdrawals .....................................................     38
Lapse and Reinstatement ...................................................     38
  Lapse ...................................................................     38
  Reinstatement ...........................................................     38
The General Account .......................................................     39

  Fixed Account ...........................................................     39
Other Provisions of the Policy ............................................     40
  Policyholder Rights .....................................................     40
  Beneficiary .............................................................     40
  Incontestability ........................................................     40
  Misstatement of Age or Sex ..............................................     40
  Suicide Exclusion .......................................................     40
  Supplementary Benefits ..................................................     40
Tax Treatment of the Policy ...............................................     41
  Life Insurance Qualification ............................................     41
  Tax Treatment of Policy Benefits ........................................     42
  Alternate Minimum Tax ...................................................     46
  Income Tax Reporting ....................................................     46
Other Information .........................................................     46
  Payment of Proceeds .....................................................     46
  Reports to Policyholders ................................................     46
  Distribution of the Policies ............................................     47
  Responsibilities of MFC .................................................     47
  Voting Rights ...........................................................     47
  Substitution of Portfolio Shares ........................................     47
  Records and Accounts ....................................................     48
  State Regulations .......................................................     48
  Litigation ..............................................................     48
  Independent Auditors ....................................................     48
  Further Information .....................................................     48
  Officers and Directors ..................................................     49
Appendix A - Illustrations ................................................    A-1
Appendix B Audited Financial Statements ...................................    B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS


Annual Premium Target



is an amount set forth in the Policy that limits the amount of premium attributable to a Coverage Amount in Surrender Charge or Sales Load calculations.


Attained Age

is the Issue Age of the life insured plus the number of completed Policy Years.

Business Day

is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Case


is a group of Policies insuring individual lives with common employment or other relationship, independent of the Policies.


Cash Surrender Value

is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.


Coverage Amount



is an amount of insurance coverage under the Policy with a distinct effective date. The Face Amount of the Policy at any time is the sum of the Coverage Amounts in effect.



Coverage Year



is a one-year period beginning on a Coverage Amount's effective date and on each anniversary of this date. For Coverage Amounts in effect on the Policy's Effective Date, the Coverage Year is the same as the Policy Year.



Fixed Account



is the part of the Policy Value that reflects the value you have in our general account.





Investment Account


is the part of the Policy Value that reflects the value you have in one of the sub-accounts of the Separate Account.


Issue Age
is the life insured's age on the birthday closer to the Policy Date.




Loan Account


is the part of the Policy Value that reflects policy loans and interest credited to the Policy Value in connection with such loans.



Minimum Initial Premium



is the sum of the Monthly Deductions due for the first 3 Policy Months plus the Premium Charges deductible from this amount.


Net Cash Surrender Value

is the Cash Surrender Value less the Policy Debt.

Net Policy Value

is the Policy Value less the value in the Loan Account.

Net Premium


is the premium paid less the Premium Load and Sales Load.



Policy Date, Policy Anniversary, Policy Month and Policy Year



Policy Date is the date from which the first Monthly Deductions are calculated and from which Policy Years, Policy Months, and Policy Anniversaries are measured.


Policy Debt


on any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.





Policy Value


is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.


Service Office


is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5, or such other address as we specify to you by written notice.





POLICY SUMMARY

GENERAL


The Policy is a flexible premium variable universal life insurance policy. This summary provides a general description of the important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise stated or implied by the context, the discussions in this prospectus assume that the Policy has not gone into default, there is no outstanding Policy Debt and the Death Benefit is not determined by the Minimum Death Benefit percentage. The Policy's provisions may vary in some states. The terms of the Policy and any endorsements or riders will supersede the disclosure in this prospectus.


DEATH BENEFITS


The Policy provides a Death Benefit in the event of the death of the life insured while the Policy is in force. The basic Death Benefit amount is the Face Amount, which is provided for the lifetime of the life insured with no maturity or expiration date. There may be other amounts added to the Death Benefit as described below.



FLEXIBLE TERM INSURANCE OPTION



You may add a flexible term insurance option rider (the "FTIO Rider") to the Policy to provide additional term life insurance coverage on the life insured. Cost of insurance rates are less than or equal to those of the Policy and no Sales Loads or Surrender Charges will apply. However, unlike the Face Amount of the Policy, the FTIO Rider will terminate at the life insured's Attained Age
100. The FTIO Rider also offers the flexibility to schedule varying Death Benefit amounts on future dates (the "Scheduled Death Benefits").



DEATH BENEFIT OPTIONS



There are two Death Benefit Options. Option 1 provides a Death Benefit equal to the Face Amount of the Policy or the Scheduled Death Benefits of the FTIO Rider or, if greater, the Minimum Death Benefit. Option 2 provides a Death Benefit equal to the Face Amount or the Scheduled Death Benefits, plus the Policy Value or, if greater, the Minimum Death Benefit. You may change the Death Benefit Option and increase or decrease the Face Amount and Scheduled Death Benefits.


PREMIUMS


Premium payments may be made at any time prior to Attained Age 100 and in any amount, subject to certain limitations (see "Premium Payments - Premium Limitations") Net Premiums will be allocated to one or more of the Investment Options described below. You may change allocations and make transfers among the accounts subject to limitations described below.


POLICY VALUE


The Policy Value is the accumulation of premiums paid, less charges and deductions we take for expenses and cost of insurance, plus or minus the investment returns of the accounts to which the Policy Value has been allocated. You may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal or by full surrender of the Policy.


POLICY LOANS


You may borrow against the Net Cash Surrender Value of the Policy. Loan interest will accrue daily and be payable in arrears on each Policy Anniversary. The Policy Debt will be deducted from amounts payable at the life insured's death or upon surrender.


SURRENDER AND PARTIAL WITHDRAWALS


You may make a partial withdrawal of Policy Value. It may result in a decrease in the Face Amount and Scheduled Death Benefits and assessment of a portion of the Surrender Charges.



You may surrender the Policy for its Net Cash Surrender Value at any time.


LAPSE AND REINSTATEMENT


A Policy will lapse and terminate without value when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate premium payment from you. You may reinstate a lapsed Policy within five years following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a premium payment described under "Reinstatement."

The Policy differs in two important ways from a conventional life insurance policy. First, failure to make planned premium payments will not itself cause the Policy to lapse. Second, the Policy can lapse even if planned premiums have been paid.





CHARGES AND DEDUCTIONS


We assess charges and deductions in connection with the Policy, in the form of monthly deductions for the cost of insurance and administrative expenses, charges assessed daily against amounts in the Investment Account and loads deducted from premiums paid. See the Table of Charges and Deductions.



SALES LOAD OR SURRENDER CHARGE COVERAGE



You may choose Coverage Amounts with one of two alternative charge structures representing different ways to cover a portion of our marketing and distribution costs. Policy benefits will be approximately equal in present value under either alternative.



Sales Load coverage features a load deducted immediately from premiums paid and no Surrender Charges. Surrender Charge coverage features no added sales load with surrender charges assessed upon early surrender, lapse, partial withdrawal or coverage decrease. Current cost of insurance charges in early years are higher for Surrender Charge coverage.



REDUCTION IN CHARGES AND ENHANCEMENT OF SURRENDER VALUES



The Policy is designed for employers and other sponsoring organizations that may purchases multiple policies as a Case. The size or nature of the Case may result in expected savings of sales, underwriting, administrative or other costs. If so, we expect to offer reductions of Policy charges and enhancements of surrender value. We may change the nature and amount of reductions and enhancements available from time to time. They will be determined in a way that is not unfairly discriminatory to policyholders.


INVESTMENT OPTIONS AND INVESTMENT ADVISERS


The Policy Value is allocated to Manulife USA's general account or to one or more of the sub-accounts of Manulife USA's Separate Account N. Each sub-account invests in Series I shares of a corresponding Portfolio of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"), a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the Portfolios.



Allocating Policy Value to one or a small number of investment options, other than the Lifestyle Trusts, should not be considered a balanced investment strategy. In particular, allocating amounts to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the Policy Value will be volatile, since these investment options may react similarly to business or market specific events. This risk historically has been and may continue to be particularly high in such sectors as technology related businesses, including Internet related businesses, small cap securities and foreign securities. We do not provide advice on investment allocations and you should discuss this matter with your financial adviser.


INVESTMENT MANAGEMENT FEES AND EXPENSES


The Separate Account purchases shares of the Portfolios at net asset value, after deduction of investment management fees and other expenses. The fees and expenses of each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus.

TABLE OF CHARGES AND DEDUCTIONS


Premium Load



A charge not to exceed 2.00% is deducted from each premium payment. Currently, we charge 0% in Policy Years and higher



Sales Load



(Not applicable to Coverage Amounts to which a Surrender Charge applies)



A charge is deducted from each premium amount attributed to a Coverage Amount that is subject to a Sales Load as indicated in the Policy. Currently, we charge the percentages below which are guaranteed never to be exceeded:



          Coverage Year        Percentage         Coverage Year       Percentage
                1                 8.0%                 4                 2.0%
                2                 6.0%                 5                 1.0%
                3                 3.0%                 6+                0.0%


Surrender Charge


(Not applicable to Coverage Amounts to which a Sales Load applies)



A charge is assessed (a) upon termination or reduction of any Coverage Amount that is subject to a Surrender Charge, (b) upon Policy surrender or lapse,(c) upon a partial withdrawal in excess of the Free Withdrawal Amount or (d) upon a Face Amount decrease. Surrender Charges are percentages of the sum of all premium payments attributed to a Coverage Amount in the first 5 Coverage Years. Currently, we charge the percentages below which are guaranteed never to be exceeded:



          Coverage Year        Percentage         Coverage Year       Percentage
                1                 5.0%                  6                1.5%
                2                 4.0%                  7                1.0%
                3                 3.0%                  8                1.0%
                4                 2.5%                  9                0.5%
                5                 2.0%                 10+               0.0%



Administration Charge



A monthly charge not to exceed $12 is deducted from Net Policy Value. Currently, we charge $12.



Cost of Insurance Charge



A monthly charge is deducted from the Net Policy Value, equal to the cost of insurance rate for that Coverage Year multiplied by the net amount at risk. Guaranteed maximum cost of insurance rates are stated in the Policy. Currently, we charge cost of insurance rates which are less than or equal to those guaranteed.



Asset Based Risk Charge



A charge is deducted daily from amounts in Investment Accounts at a rate not to exceed 0.0013699% (equal to an annual rate of 0.50%). Currently we charge the following rates:



               Policy Years            Daily Rate             Annual Rate
                   1-10                0.0013699%                0.50%
                     11+               0.0006849%                0.25%

Loan Interest Charges



The excess of loan interest charged over loan interest credited is a charge against Net Policy Value. The maximum Loan interest is charged at a fixed rate of 4%. Loan interest is credited to the Loan Account at rate not less than 3.25% so the loan interest credited differential will not be greater than 0.75%. Currently we credit 3.75% in Policy Years 11 and higher for a loan interest credited differential of 0.25%.



Supplementary Benefits - FTIO Rider



A monthly Cost of Insurance Charge is deducted based on the FTIO Rider Term Insurance Benefit. This charge is calculated the same manner as the Policy's Cost of Insurance Charges, described above. The current cost of insurance rates are generally less than or equal to those of the Policy and the guaranteed are the same. No other loads or charges apply to this Rider.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


TRUST ANNUAL EXPENSES (SERIES I SHARES)
(as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)(A)



                                                                                TOTAL TRUST
                                               SERIES I     OTHER EXPENSES    ANNUAL EXPENSES
                                MANAGEMENT    RULE 12B-1    (AFTER EXPENSE     (AFTER EXPENSE
TRUST PORTFOLIO                    FEES          FEES       REIMBURSEMENT)     REIMBURSEMENT)
---------------------------------------------------------------------------------------------
Internet Technologies           1.000%          0.150%          0.110%             1.26%
Pacific Rim Emerging Markets    0.700%          0.150%          0.380%             1.23%
Telecommunications              0.950%          0.150%          0.340%             1.44%(B)
Science & Technology            0.916%(E)       0.150%          0.060%             1.13%
International Small Cap         0.950%          0.150%          0.500%             1.60%
Health Sciences                 0.942%(E)       0.150%          0.350%             1.44%(B)
Aggressive Growth               0.850%          0.150%          0.070%             1.07%
Emerging Small Company          0.900%          0.150%          0.070%             1.12%
Small Company Blend             0.900%          0.150%          0.120%             1.17%
Dynamic Growth                  0.850%          0.150%          0.080%             1.08%
Mid Cap Growth                  0.850%          0.150%          0.390%             1.39%(B)
Mid Cap Opportunities           0.850%          0.150%          0.440%             1.44%(B)
Mid Cap Stock                   0.775%          0.150%          0.080%             1.00%
All Cap Growth                  0.785%          0.150%          0.060%             0.99%
Financial Services              0.800%          0.150%          0.260%             1.21%(B)
Overseas                        0.800%          0.150%          0.150%             1.10%
International Stock             0.838%(E)       0.150%          0.170%             1.16%
International Value             0.850%          0.150%          0.150%             1.15%
Capital Appreciation            0.750%          0.150%          0.300%             1.20%
Strategic Opportunities         0.700%          0.150%          0.060%             0.91%
Quantitative Mid Cap            0.650%          0.150%          0.100%             0.90%(B)
Global Equity                   0.750%          0.150%          0.110%             1.01%
Strategic Growth                0.750%          0.150%          0.200%             1.10%(B)
All Cap Core                    0.697%          0.150%          0.060%             0.91%
Large Cap Growth                0.750%          0.150%          0.080%             0.98%
All Cap Value                   0.800%          0.150%          0.470%             1.42%(B)
Capital Opportunities           0.750%          0.150%          0.500%(G)          1.40%(B G)
Quantitative Equity             0.599%          0.150%          0.060%             0.81%
Blue Chip Growth                0.702%(E)       0.150%          0.060%             0.91%
Utilities                       0.750%          0.150%          0.500%(G)          1.40%(B G)
Real Estate Securities          0.645%          0.150%          0.070%             0.87%
Small Company Value             0.891%(E)       0.150%          0.110%             1.15%

Mid Cap Value                   0.800%          0.150%          0.200%             1.15%(B)
Value                           0.642%          0.150%          0.060%             0.85%
Tactical Allocation             0.750%          0.150%          0.400%             1.30%
Equity Index(H)                 0.250%          0.000%          0.150%             0.400%
Fundamental Value               0.798%          0.150%          0.120%             1.07%(B)
Growth & Income                 0.529%          0.150%          0.050%             0.73%
U.S. Large Cap Value            0.725%          0.150%          0.050%             0.93%
Equity-Income                   0.711%(E)       0.150%          0.050%             0.91%
Income & Value                  0.650%          0.150%          0.070%             0.87%
Balanced                        0.563%          0.150%          0.100%             0.81%
High Yield                      0.625%          0.150%          0.060%             0.84%
Strategic Bond                  0.625%          0.150%          0.080%             0.86%
Global Bond                     0.600%          0.150%          0.220%             0.97%
Total Return                    0.600%          0.150%          0.060%             0.81%
Investment Quality Bond         0.500%          0.150%          0.090%             0.74%
Diversified Bond                0.600%          0.150%          0.070%             0.82%
U.S. Government Securities      0.550%          0.150%          0.060%             0.76%
Money Market                    0.350%          0.150%          0.050%             0.55%



                                                                                TOTAL TRUST
                                               SERIES I     OTHER EXPENSES    ANNUAL EXPENSES
                                MANAGEMENT    RULE 12B-1    (AFTER EXPENSE     (AFTER EXPENSE
TRUST PORTFOLIO                    FEES          FEES       REIMBURSEMENT)     REIMBURSEMENT)
---------------------------------------------------------------------------------------------
Small Cap Index(F)                 0.375%       0.150%          0.075%           0.60%
International Index(F)             0.400%       0.150%          0.050%           0.60%
Mid Cap Index(F)                   0.375%       0.150%          0.075%           0.60%
Total Stock Market Index(F)        0.375%       0.150%          0.060%           0.59%
500 Index(I F)                     0.375%       0.150%          0.050%           0.57%
Lifestyle Aggressive 1000          0.065%       0.000%          0.010%           0.075%(C,D)
Lifestyle Growth 820               0.054%       0.000%          0.021%           0.075%(C,D)
Lifestyle Balanced 640             0.054%       0.000%          0.021%           0.075%(C,D)
Lifestyle Moderate 460             0.062%       0.000%          0.013%           0.075%(C,D)
Lifestyle Conservative 280         0.069%       0.000%          0.006%           0.075%(C,D)


(A) Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

(B) Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios,
      (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:

                                                                                TOTAL TRUST
                                MANAGEMENT       RULE            OTHER             ANNUAL
   TRUST PORTFOLIO                 FEES       12B-1 FEES        EXPENSES          EXPENSES
   ----------------------------------------------------------------------------------------
   Lifestyle Aggressive 1000      0.065%         0.000%          1.081%            1.146%
   Lifestyle Growth 820           0.054%         0.000%          0.998%            1.052%
   Lifestyle Balanced 640         0.054%         0.000%          0.914%            0.968%
   Lifestyle Moderate 460         0.062%         0.000%          0.823%            0.885%
   Lifestyle Conservative 280     0.069%         0.000%          0.790%            0.859%

(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                             FEE REDUCTION
        COMBINED ASSET LEVELS                    (AS A PERCENTAGE OF THE ADVISORY FEE)
        First $750 million                                      0.00%
        Between $750 million and $1.5 billion                   5.00%
        Between $1.5 billion and $3.0 billion                   7.50%
        Over $3.0 billion                                      10.00%

      The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

(F) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(G) For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.560% and 1.46%, respectively, for the Capital Opportunities Trust and 0.610% and 1.51%, respectively for the Utilities Trust. These voluntary expense reimbursements may be terminated at any time.


(H) The Equity Index Trust is available only to Policies issued to Cases with at least one Manulife USA variable life insurance policy applied for prior to May 1, 2000 and still in force. A Policy with allocations to the Equity Index Trust may not also allocate to the 500 Index Trust. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.41%, and Other Expenses would have been 0.16%, of the average annual net assets of the Equity Index Trust.



(I) For any Policy with premiums allocated to the 500 Index Trust, we will waive Policy charges by an amount sufficient so that the total trust annual expenses for the 500 Index Trust will not exceed 0.40% per annum on an annualized basis. This waiver may be terminated at any time by us.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is MFC Global Investment Management (U.S.A.) Limited. Both MSS and MFC Global Investment Management (U.S.A.) Limited are affiliates of ours.




SUBADVISER                                                         PORTFOLIO
A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                Aggressive Growth Trust

Capital Guardian Trust Company                                  Small Company Blend Trust
                                                                U.S. Large Cap Value Trust
                                                                Income & Value Trust
                                                                Diversified Bond Trust



Davis Select Advisors.                                          Financial Services Trust
                                                                Fundamental Value Trust

Deutsche Asset Management, Inc.                                 Real Estate Securities Trust
                                                                Dynamic Growth Trust
                                                                All Cap Core Trust
                                                                Lifestyle Trusts(A)

Deutsche Asset Management                                       International Stock Trust
   Investment Services Ltd.

The Dreyfus Corporation                                         All Cap Value Trust

Fidelity Management & Research Company                          Strategic Opportunities Trust(A)
                                                                Large Cap Growth Trust
                                                                Overseas Trust

Founders Asset Management LLC                                   International Small Cap Trust

Franklin Advisers, Inc.                                         Emerging Small Company Trust



SUBADVISER                                                         PORTFOLIO
INVESCO Funds Group, Inc.                                       Telecommunications Trust
                                                                Mid Cap Growth Trust

Jennison Associates LLC                                         Capital Appreciation Trust

Lord, Abbett & Co.                                              Mid Cap Value Trust


MFC Global Investment Management (U.S.A.) Limited               Pacific Rim Emerging Markets Trust
                                                                Quantitative Equity Trust
                                                                Quantitative Mid Cap Trust
                                                                Equity Index Trust(B)
                                                                Money Market Trust
                                                                Index Trusts
                                                                Lifestyle  Trusts(A)
                                                                Balanced Trust


Massachusetts Financial Services Company                        Strategic Growth Trust
                                                                Capital Opportunities Trust
                                                                Utilities Trust

Miller  Anderson(C)                                             Value Trust
                                                                High Yield Trust

Munder Capital Management                                       Internet Technologies Trust

Pacific Investment Management Company                           Global Bond Trust
                                                                Total Return Trust

Putnam Investment Management, L.L.C.                            Mid Cap Opportunities Trust
                                                                Global Equity Trust

Salomon Brothers Asset Management Inc                           U.S. Government Securities Trust
                                                                Strategic Bond Trust

T. Rowe Price Associates, Inc.                                  Science & Technology Trust
                                                                Small Company Value Trust
                                                                Health Sciences Trust
                                                                Blue Chip Growth Trust
                                                                Equity-Income Trust

T. Rowe Price International, Inc.                               International Stock Trust

Templeton Investment Counsel, Inc.                              International Value Trust

UBS Global Asset Management                                     Tactical Allocation Trust

Wellington Management Company, LLP                              Growth & Income Trust
                                                                Investment Quality Bond Trust
                                                                Mid Cap Stock Trust



      (A) Deutsche Asset Management, Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited regarding management of the Lifestyle Trusts.

      (B) The Equity Index Trust is available to Policies issued to Cases with at least one Manulife USA variable life insurance policy I force with an application dated prior to May 1, 2000. A Policy with premiums allocated to the Equity Index Trust may not also allocate premiums to the 500 Index Trust.



      (C) Morgan Stanley Investment Management Inc. ("MSIM") is the subadviser to the Value Trust and the High Yield Trust. MSIM does business in certain instances (including its role as the subadviser to the Value Trust and the High Yield Trust) using the name "Miller Anderson". Prior to May 1, 2002, Morgan Stanley Investments LP, and affiliate of MSIM, (formerly, Miller Anderson & Sherrerd LLP) was the subadviser to the Value Trust and High Yield Trust.



GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST


MANULIFE USA

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.) have received the following ratings from independent rating agencies:

A++ A.M. Best

Superior companies have a very strong ability to meet their obligations; 1st category of 16


AA+  Fitch



Very strong capacity to meet policyholder and contract obligations; 2nd category of 22.


AA+ Standard & Poor's

Very strong financial security characteristics; 2nd category of 21

Aa2 Moody's

Excellent in financial strength; 3rd category of 21


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife USA as a measure of our ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE SEPARATE ACCOUNT

The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Four (the "Separate Account") on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manulife USA is MFC. The Separate Account holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT


Manulife USA is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife USA. We will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities that arise from any other business we conduct. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife USA.

REGISTRATION


The Separate Account is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company that invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife USA.


THE TRUST

Each sub-account of the Separate Account will purchase shares only of Series I (formerly referred to as Class A) of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife USA to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.


The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by Manulife USA or life insurance companies affiliated with us. We will also purchase shares through our general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS


The investment objectives and certain policies of the Portfolios currently available to policyholders through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.


ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.


The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in stocks and other equity securities of medium-sized U.S. companies with strong growth potential.


The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.


The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in stocks and other securities with equity characteristics of companies located in the developed countries that make up the MSCI EAFE Index.


The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The ALL CAP CORE TRUST (formerly, Growth Trust) seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within the Russell 3000 Index.


The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.




The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.


The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate companies.


The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.


The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only to Policies issued to Cases with at least one Manulife USA variable life insurance policy in force with an application dated prior to May 1, 2000. A Policy with premiums allocated to the Equity Index Trust may not also allocate premiums to the 500 Index Trust.)


The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" and "Russell 2000(R) Growth" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

USE OF THE POLICY


The Policy is designed to provide employers or other organizations with life insurance coverage on employees or other individuals in whose lives they have an insurable interest. The Policy may be owned by an individual or a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation liabilities or death benefit liabilities of executive retirement plans, or as a source for funding cash flow obligations under such plans.


REQUIREMENTS


To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process is completed to our satisfaction and we approve issuance of the Policy.



Policies may be issued on a basis that does not distinguish between the life insured's sex and/or smoking status, with prior approval from us. A Policy will only be issued on the lives of insureds from Issue Ages 20 through 80.



Each Policy has a Policy Date, an Effective Date and an Issue Date.



      The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are measured. The Policy Date is also the effective date of the initial Coverage Amount. The Policy Date is the same date as the Effective Date unless the Policy is backdated (see "Backdating a Policy").



      The Effective Date is the date we become obligated under the Policy and when the first monthly deductions are taken. It is the later of the date we approve issuance of the Policy and the date we receive at least the Minimum Initial Premium.



      The Issue Date is the date from which the Suicide and Incontestability provisions of the Policy are measured.

If we approve issuance of a Policy before we receive the Minimum Initial Premium then the Effective Date will be later than the Issue Date.



The Minimum Initial Premium must be received by us within 60 days after the Issue Date and the life insured must be in good health on the Effective Date. If the Minimum Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.



Net Premiums received prior to the Effective Date will be credited with interest at the rate of return earned on amounts allocated to the Money Market Trust. On the Effective Date, Net Premiums received plus any interest credited will be allocated to Investment Accounts and the Fixed Account according to your instructions, unless first allocated to the Money Market Trust for the duration of the right to examine period (see "Right to Examine the Policy").



MINIMUM FACE AMOUNT AND SCHEDULED DEATH BENEFIT



The minimum Face Amount is $50,000 unless the FTIO Rider is added to the Policy. With an FTIO Rider, the minimum Face Amount is $25,000 and the minimum Scheduled Death Benefit is $50,000 at all times.


BACKDATING A POLICY


You may request that we backdate the Policy by assigning a Policy Date earlier than the Effective Date. We will not backdate the Policy to a date earlier than that allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.


TEMPORARY INSURANCE AGREEMENT


Temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement, subject to our underwriting practices. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. It is issued on a conditional receipt basis, which means that benefits would only be paid if the life insured met our usual and customary underwriting standards for the coverage applied for.


UNDERWRITING


The policies are offered on three underwriting classes that require different types and amounts of information from the applicant and prospective life insured. Current cost of insurance charges in early Policy Years will vary by the type of underwriting and charges will generally be lower where underwriting information is more extensive. Under any of the underwriting bases, the acceptance of an application is subject to our underwriting rules and we may request additional information or reject an application for any reason.


SHORT FORM UNDERWRITING


The proposed life insured must answer qualifying questions in the application but is not required to provide detailed medical history, submit records or undergo examinations or tests unless requested to do so by us. Availability of Short Form underwriting depends on characteristics of the Case, such as the number of lives to be insured, the amounts of insurance and other factors, and it is generally available only up to Issue Age 65.


SIMPLIFIED UNDERWRITING


The proposed life insured must satisfactorily answer certain health questions in the application and may be required to submit existing medical records, but requirements to undergo examinations and tests are minimized. Availability of Simplified underwriting and the nature of the requirements will depend on characteristics of the Case and the proposed lives to be insured.

REGULAR (MEDICAL) UNDERWRITING



Where Short Form or Simplified underwriting is unavailable we require satisfactory evidence of insurability under our regular underwriting guidelines for individual applicants. This may include medical exams and other information. A proposed life insured who fails to qualify for a standard risk classification may be eligible to be insured with an additional substandard rating.


RIGHT TO EXAMINE THE POLICY


A Policy may be returned for a refund within 10 days after you receive it. Some states provide a longer period of time for this right, which will be stated in the Policy if applicable. The Policy can be mailed or delivered to the Manulife USA agent who sold it or to the Service Office. Immediately upon such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at the Service Office we will refund an amount equal to:



      (a) the difference between premiums received and amounts allocated to Investment Accounts and the Fixed Account; plus



      (b) the value of amounts in the Investment Accounts and the Fixed Account on the date we receive the returned Policy; minus



      (c) any partial withdrawals and policy loans.



Some state laws require the refund of premiums paid without adjustment for investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period and the refund amount will be equal to all premiums received less any partial withdrawals and policy loans.



If you request a Face Amount increase that results in new Surrender Charges, you will have the same rights described above to cancel the increase. If cancelled, the Policy Value and Surrender Charges will be recalculated to be as they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during this right to examine period, and the Policy Value and Surrender Charges will be recalculated to be as they would have been had the premiums not been paid.



We reserve the right to delay the refund of any premium paid by check until the check has cleared.



DEATH BENEFITS


If the Policy is in force at the time of the life insured's death we will pay an insurance benefit to the beneficiary. The Policy may remain in force for the life insured's entire lifetime and there is no specified maturity or expiration date.



Insurance benefits are only payable when we receive due proof of death at the Service Office, in the form of either a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other proof satisfactory to us.



The amount of the insurance benefit payable will be the Death Benefit on the date of death, as described below, less any Policy Debt and outstanding monthly deductions on the date of death. The insurance benefit will be paid in one lump sum unless another form of settlement is agreed to by the beneficiary and us. If the insurance benefit is paid in one sum, we will pay interest from the date of death to the date of payment. If the life insured should die after our receipt of a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.


LIFE INSURANCE QUALIFICATION


A Policy must satisfy either of two tests to qualify as a life insurance contract as defined in Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). You must apply for a Policy that uses either the Cash Value Accumulation Test ("CVA Test") or the Guideline Premium Test ("GP Test") and the test cannot be changed once the Policy is issued.


CASH VALUE ACCUMULATION TEST


The CVA Test requires the Death Benefit at any time to be at least a certain ratio of the Policy Value, based on prescribed calculations. The Minimum Death Benefit provision described below will ensure that the CVA Test is met. There is no restriction on the amount of premiums you may pay, but we will require you to provide satisfactory evidence of insurability before we accept an amount of premium that would increase the Death Benefit by more than the increase in Policy Value.


GUIDELINE PREMIUM TEST


The GP Test limits the amount of premiums you may pay into the Policy, given its Death Benefit, based on prescribed calculations. In addition, the GP Test requires the Death Benefit at any time to be at least a prescribed ratio of the Policy Value. These prescribed multiples are generally lower than those calculated under the CVA Test. The Minimum Death Benefit provision described below will ensure that this second requirement is met.



Changes to the Policy or FTIO Rider, such as changes in Face Amount, Scheduled Death Benefit, Death Benefit Option or partial withdrawals, may affect the premium limits under the GP Test. Some changes will reduce future premium limits and may cause premiums already paid to exceed the new limits and force you to make a partial withdrawal.


MINIMUM DEATH BENEFIT


Both the CVA Test and the GP Test require the Death Benefit to be at least a prescribed ratio of the policy value at all times. The Policy's Minimum Death Benefit ensures that these requirements are met by providing that the Death Benefit shall be at least equal to the Policy Value multiplied by the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. Tables of Minimum Death Benefit Percentages appear on the following page.



FLEXIBLE TERM INSURANCE OPTION RIDER



You may add a flexible term insurance option rider (the "FTIO Rider") to the Policy to provide additional death benefit coverage on the life insured. The FTIO Rider provides flexible term life insurance to Attained Age 100 with cost of insurance charges less than or equal to those of the Policy. The Rider will terminate at the earlier of Attained Age 100, the date the Policy lapses or surrenders, and your request to cancel the FTIO Rider.



You may schedule the death benefit amounts that will apply at specified times (the "Scheduled Death Benefits"). Scheduled Death Benefits may be constant or varying from time to time. The Death Benefit Schedule will be shown in the Policy.



The Term Insurance Benefit of the FTIO Rider is equal to the excess, but not less than zero, of:



      (a) the Scheduled Death Benefit for the Policy Month, over



      (b) the Face Amount of the Policy or, if greater, the Policy's Minimum Death Benefit



Even if the Term Insurance Benefit may be zero in a Policy Month, the Rider will not terminate.

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES



              GP TEST            CVA TEST                       GP TEST            CVA TEST
              -------    --------------------------             -------    --------------------------
      AGE     PERCENT    MALE     FEMALE     UNISEX      AGE    PERCENT    MALE     FEMALE     UNISEX

      20        250%     653%      779%       674%       60       130%     192%      221%       197%
      21        250%     634%      754%       654%       61       128%     187%      214%       192%
      22        250%     615%      730%       635%       62       126%     182%      208%       187%
      23        250%     597%      706%       616%       63       124%     178%      203%       183%
      24        250%     580%      684%       598%       64       122%     174%      197%       178%
      25        250%     562%      662%       579%       65       120%     170%      192%       174%
      26        250%     545%      640%       561%       66       119%     166%      187%       170%
      27        250%     528%      619%       544%       67       118%     162%      182%       166%
      28        250%     511%      599%       526%       68       117%     159%      177%       162%
      29        250%     494%      580%       509%       69       116%     155%      173%       159%
      30        250%     479%      561%       493%       70       115%     152%      169%       156%
      31        250%     463%      542%       477%       71       113%     149%      164%       152%
      32        250%     448%      525%       461%       72       111%     146%      160%       149%
      33        250%     433%      507%       446%       73       109%     144%      156%       146%
      34        250%     419%      491%       432%       74       107%     141%      153%       144%
      35        250%     406%      475%       418%       75       105%     139%      149%       141%
      36        250%     392%      459%       404%       76       105%     136%      146%       139%
      37        250%     380%      444%       391%       77       105%     134%      143%       136%
      38        250%     367%      430%       378%       78       105%     132%      140%       134%
      39        250%     356%      416%       366%       79       105%     130%      138%       132%
      40        250%     344%      403%       355%       80       105%     129%      135%       130%
      41        243%     333%      390%       343%       81       105%     127%      133%       128%
      42        236%     323%      378%       333%       82       105%     125%      130%       127%
      43        229%     313%      366%       322%       83       105%     124%      128%       125%
      44        222%     303%      355%       312%       84       105%     122%      126%       123%
      45        215%     294%      344%       303%       85       105%     121%      124%       122%
      46        209%     285%      333%       294%       86       105%     120%      123%       121%
      47        203%     277%      323%       285%       87       105%     119%      121%       119%
      48        197%     268%      313%       276%       88       105%     118%      119%       118%
      49        191%     260%      304%       268%       89       105%     116%      118%       117%
      50        185%     253%      295%       260%       90       105%     116%      117%       116%
      51        178%     245%      286%       253%       91       104%     115%      115%       115%
      52        171%     238%      278%       245%       92       103%     114%      114%       114%
      53        164%     232%      270%       238%       93       102%     112%      113%       113%
      54        157%     225%      262%       232%       94       101%     111%      112%       111%
      55        150%     219%      254%       225%       95       100%     110%      110%       110%
      56        146%     213%      247%       219%       96       100%     109%      109%       109%
      57        142%     207%      240%       213%       97       100%     107%      107%       107%
      58        138%     202%      233%       208%       98       100%     106%      106%       106%
      59        134%     197%      227%       202%       99       100%     105%      105%       105%
                                                        100+      100%     100%      100%       100%

DEATH BENEFIT OPTIONS



You may choose either of two Death Benefit Options:


DEATH BENEFIT OPTION 1


The Death Benefit on any date is:



      (a) the Face Amount of the Policy or, if greater, the Minimum Death Benefit, plus



      (b) the Term Insurance Benefit of the FTIO Rider.


DEATH BENEFIT OPTION 2


The Death Benefit on any date is:



      (a) the Face Amount plus the Policy Value or, if greater, the Minimum Death Benefit, plus



      (b) the Term Insurance Benefit of the FTIO Rider.


CHANGING THE DEATH BENEFIT OPTION


You may change the Death Benefit Option at any time. The change will take effect at the beginning of the next Policy Month at least 30 days after your written request is received at the Service Office. We reserve the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.



A change in the Death Benefit Option will result in a change in the Face Amount and Scheduled Death Benefits to avoid any change in the amount of Death Benefit, as follows:


CHANGE FROM OPTION 1 TO OPTION 2


The new Face Amount will be the Face Amount prior to the change less the Policy Value on the date of the change and the Scheduled Death benefit amounts for dates on or after the date of the change will be the amounts scheduled prior to the change less the Policy value on the date of the change. Coverage Amounts will be reduced or eliminated in the order that they are listed in the Policy until the total decrease in Coverage Amounts equals the decrease in Face Amount. Surrender Charges will not be assessed for reductions that are solely due to a change in the Death Benefit Option.


CHANGE FROM OPTION 2 TO OPTION 1


The new Face Amount will be the Face Amount prior to the change plus the Policy Value on the date of the change, but the new Face Amount will be no greater than the Scheduled Death Benefit on the date of the change. The resulting Face Amount increase amount will be added to the first Coverage Amount listed in the Policy. However, the Annual Premium Target for this Coverage Amount will not be increased and new Surrender Charges or Sales Loads will not apply, for an increase solely due to a change in the Death Benefit Option.



CHANGING THE FACE AMOUNT AND SCHEDULED DEATH BENEFITS



At any time, you may request an increase or decrease to the Face Amount or any Scheduled Death Benefits effective on or after the date of change. We reserve the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.



INCREASES IN FACE AMOUNT AND SCHEDULED DEATH BENEFITS



Increases in Face Amount and Scheduled Death Benefits will require satisfactory evidence of the life insured's insurability. Increases will take effect at the beginning of the next Policy Month after we approve the request. We may refuse a requested increase that would not meet our requirements for new policy issues at the time due to the life insured's attained age or other factors.



If the Face Amount is increased other than as required by a Death Benefit Option change, then all Scheduled Death Benefits effective on or after the date of the change will be increased by the amount of the Face Amount increase.

NEW CHARGES FOR A FACE AMOUNT INCREASE



Coverage Amounts equal to the amount of the increase will be added to the Policy. First, Coverage Amounts that were reduced or eliminated by a prior Face Amount decrease will be restored, but without restoring Annual Premium Targets and Surrender Charges or Sales Loads. If needed, a new Coverage Amount will be added to the Policy with an Annual Premium Target and new Surrender Charges or Sales Loads based on the life insured's Attained Age and other relevant factors on the effective date of the increase. Premiums paid on or after the increase may be attributed to the new Coverage Amount and result in Surrender Charges or Sales Loads (see "Charges and Deductions - Attribution of Premiums").








DECREASES IN FACE AMOUNT AND SCHEDULED DEATH BENEFITS



Decreases in Face Amount and Scheduled Death Benefits will take effect at the beginning of the next Policy Month which is 30 days after your written request is received at the Service Office.



If the Face Amount is decreased then all Scheduled Death Benefits effective on or after the date of the change will be decreased by the same amount. If at any time the Scheduled Death Benefit decreases to less than the Face Amount, the Face Amount will be decreased to be equal to the Scheduled Death Benefit at that time.



Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy. Surrender Charges may be assessed (see "Charges and Deductions - Sales Load or Surrender Charge").












DECREASES IN FACE AMOUNT UNDER DEATH BENEFIT OPTION 1 DUE TO A PARTIAL
WITHDRAWAL



If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount will be decreased by an amount equal to the excess, if any, of (a) over (b), where (a) is the partial withdrawal amount plus any applicable Surrender Charge and (b) is the excess, if any, of the Policy's Minimum Death Benefit over its Face Amount, immediately prior to the partial withdrawal.



Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy. All Scheduled Death Benefits effective on or after the date of the partial withdrawal will be decreased by the amount of the Face Amount decrease, unless you request otherwise and we approve. A Face Amount decrease due to a partial withdrawal will not incur any Surrender Charge in addition to that applicable to the partial withdrawal (see "Charges and Deductions - Sales Load or Surrender Charge").


PREMIUM PAYMENTS

INITIAL PREMIUMS


No premiums will be accepted prior to receipt of a completed application by us. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return earned on amounts allocated to the Money Market Trust. No insurance will take effect before we approve the application and receive at least the Minimum Initial Premium.



On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with your instructions, unless first allocated to the Money Market Trust for the duration of the right to examine period (see "Right to Examine the Policy").











SUBSEQUENT PREMIUMS


After the payment of the initial premium, premiums may be paid at any time during the lifetime of the life insured prior to Attained Age 100 and in any amount subject to the premium limitations described below.



A Policy will be issued with a planned premium, which is based on the amount of premium you wish to pay. We will send you notices of your planned premium at the payment interval you select. However, you are under no obligation to make the planned premium payment.



Payment of premiums will not guarantee that the Policy will stay in force and failure to pay premiums will not necessarily cause the Policy to lapse. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover Policy charges.



PREMIUM LIMITATIONS



If the Policy is issued under the GP Test, the total of all premiums paid may not exceed the then-current maximum premium limitations established by federal income tax law for the Policy to qualify as life insurance. The GP Test premium limits are stated in the Policy. If a premium is received which would result in total premiums exceeding the applicable GP Test limit, we will only accept that portion of the premium that will not exceed the limit. Any premium in excess of that amount will be returned.



If the Policy is issued under the CVA Test, there is no restriction on the amount of premiums that may be paid into a Policy, but you must provide satisfactory evidence of insurability before we accept any premium that would increase the Death Benefit by an amount greater than the increase in Policy Value.



PREMIUM ALLOCATION



You may allocate premiums to the Fixed Account and Investment Accounts.

Allocations may be made as percentages that are between zero and 100% that sum to exactly 100%. Alternatively, you may allocate a premium in dollar amounts that sum to exactly the Net Premium amount. You may change premium allocations at any time and the change will take effect on the date a request for change satisfactory to us is received at the Service Office.



CHARGES AND DEDUCTIONS


PREMIUM LOAD



We will deduct a Premium Load as a percentage of each premium payment that is guaranteed never to exceed 2%. Currently, we waive this load in Policy Years 11 and later and charge 0%. The charge is intended to cover a portion of the aggregate amount of various taxes and fees we pay to federal, state and local governments. It is not based on the actual premium tax rate of your state of residence or any other specific tax.



SALES LOAD OR SURRENDER CHARGE



Each Coverage Amount listed in the Policy is designated as having either a Sales Load or Surrender Charge. One or the other of these charges will apply to a Coverage Amount, but not both. This designation cannot be changed after a Coverage Amount is effective and, currently, the same alternative must apply to all Coverage Amounts.



Policy benefits under either alternative will be approximately equal in present value. Current cost of insurance rates in early Policy Years will be higher for the Surrender Charge alternative.



The Sales Load or Surrender Charge is intended to cover a portion of our costs of marketing and distributing the policies.



ATTRIBUTION OF PREMIUMS



An Annual Premium Target is associated with each Coverage Amount. Annual Premium Targets are based on the Coverage Amount and the life insured's Attained Age, sex and smoking status on the effective date of the Coverage Amount. The Annual Premium Targets are listed with the Coverage Amounts in the Policy.



Premium payments will be attributed to Coverage Amounts that have been in effect for less than 5 years. Attribution will begin with the first applicable Coverage Amount that is listed in the Policy. The sum of all premium amounts attributed to a Coverage Amount in a Coverage Year is limited to the Annual Premium Target shown in the Policy. Premium amounts that exceed the Annual Premium Target will be attributed to the next listed Coverage Amount, up to its own Annual Premium Target. Attribution will continue in this manner until either the entire premium is attributed to Coverage Amounts or the Annual Premium Target is exceeded for all applicable Coverage Amounts.



SALES LOAD



We deduct a Sales Load from all premium amounts attributed to a Coverage Amount designated as having a Sales Load. The Sales Load is a percentage of premiums guaranteed never to exceed the percentages below. Currently we are charging these percentages.



    Coverage Year     Percentage            Coverage Year     Percentage
    -------------     ----------            -------------     ----------
          1               8%                     4                2%
          2               6%                     5                1%
          3               3%                     6+               0%





SURRENDER CHARGE


We will deduct a Surrender Charge from the Net Policy Value upon elimination or reduction of a Coverage Amount designated as having a Surrender Charge during the first 9 Coverage Years. Coverage Amounts may be eliminated or reduced and a Surrender Charge assessed due to:

-     surrender of the Policy for its Net Cash Surrender Value,



-     a partial withdrawal which exceeds the Free Partial Withdrawal Amount,



- a Face Amount decrease that is not solely due to a Death Benefit Option change, or



-     lapse of the Policy.



The Surrender Charge for an applicable Coverage Amount is a percentage of the sum of all premiums attributed to it since its effective date. Surrender Charge percentages are guaranteed never to exceed those below. Currently, we are charging these percentages:



    Coverage Year     Percentage            Coverage Year     Percentage
    -------------     ----------            -------------     ----------
          1              5.0%                    6               1.5%
          2              4.0%                    7               1.0%
          3              3.0%                    8               1.0%
          4              2.5%                    9               0.5%
          5              2.0%                   10+              0.0%



Although the Surrender Charge percentages remain level or decrease as the Coverage Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases. Premiums paid in any Coverage Year in excess of the Annual Premium Target and premiums paid after the fifth Coverage Year may not add to the Surrender Charge, so the timing of premium payments may affect the amount of the Surrender Charge.






Depending upon circumstances such as premiums paid and performance of the underlying investment options, there may be a Policy Value but no Cash Surrender Value available due to the existence of the Surrender Charge.



Unless otherwise allowed by us and specified by you, Surrender Charges will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.


SURRENDER CHARGES ON A PARTIAL WITHDRAWAL


We will assess a portion of the Surrender Charge if you take a partial withdrawal that exceeds the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of the Net Cash Surrender Value at the time of the withdrawal less the amount of any partial withdrawals already taken in the same Policy Year.



The portion of the Policy's total Surrender Charge that will be assessed is the ratio of (a) to (b), where (a) is the amount being withdrawn in excess of the Free Withdrawal Amount and (b) is the Net Cash Surrender Value immediately prior to the withdrawal. The remaining Surrender Charges for all Coverage Amounts will be reduced in the same proportion that the Surrender Charge assessed bears to the Policy's total Surrender Charge immediately prior to the partial withdrawal.

SURRENDER CHARGES ON A FACE AMOUNT DECREASE



We will assess a portion of the Surrender Charge upon a Face Amount decrease that is not required due to a Death Benefit Option change or partial withdrawal. For each Coverage Amount that is reduced or eliminated as a result of the decrease, we will assess a portion of any applicable Surrender Charge. The proportion of the Surrender Charge that is assessed will be the ratio of amount by which the Coverage Amount is reduced to the Coverage Amount prior to reduction. The remaining Surrender Charges for affected Coverage Amounts will be reduced by the same ratio.



MONTHLY DEDUCTIONS



On the Policy Date and at the beginning of each Policy Month prior to Attained Age 100, a deduction is due from the Net Policy Value to cover certain charges described below. Monthly deductions due prior to the Policy's Effective Date will be taken on the Effective Date.












Unless otherwise allowed by us and specified by you, the monthly deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.


ADMINISTRATION CHARGE


Currently we deduct a charge of $12 per Policy Month, which is guaranteed never to be exceeded. This charge is intended to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under a Policy.


COST OF INSURANCE CHARGE


A monthly charge for the cost of insurance is determined by multiplying a cost of insurance rate by the net amount at risk at the beginning of each Policy Month.



A net amount at risk is equal to the greater of zero, or (a) minus (b), where



      (a) is the applicable death benefit amount on the first day of the month, divided by 1.0024663; and



      (b) is the Policy Value attributed to that death benefit amount on the first day of the month.



Cost of insurance rates and net amounts at risk are determined separately for each Coverage Amount and for the excess of the Death Benefit over the Face Amount (the Face Amount is the sum of the Coverage Amounts).



ATTRIBUTION OF POLICY VALUE FOR NET AMOUNTS AT RISK



To determine the net amounts at risk, the Policy Value will be attributed to Coverage Amounts in the order listed in the Policy. The amount of Policy Value attributed to a Coverage Amount will be limited to the amount that results in zero net amount at risk, and any excess Policy Value will then be attributed to the next listed Coverage Amount. Attribution will continue in this manner until either the entire Policy Value is attributed or the end of the list of Coverage Amounts is reached. Any remaining Policy Value will then be attributed to the excess of the Death Benefit over the Face Amount.

CURRENT COST OF INSURANCE RATES



Cost of insurance rates are determined separately for each Coverage Amount and the excess of the Death Benefit over the Face Amount. There are different current cost of insurance rate bases for:



      Coverage Amounts having Sales Loads,



      Coverage Amounts having Surrender Charges, and



      The excess of the Death Benefit over the Face Amount, including any Term Insurance Benefit under the FTIO Rider.



The cost of insurance rate in a specific Policy Month for an applicable death benefit amount will depend on:



      - the cost of insurance rate basis for the applicable death benefit amount,



      - the life insured's Attained Age, sex (unless unisex rates are required by law) and smoking status on the effective date of the applicable death benefit amount,



      -     the underwriting class of the applicable death benefit amount,



      - the Coverage Year, or Policy Year for the excess of the Death Benefit over the Face Amount,



      -     any extra charges for substandard ratings, as stated in the Policy.



Cost of insurance rates will generally increase with the life insured's age and the Coverage Year.



Cost of insurance rates reflect our expectation as to future mortality experience. They are also intended to cover our general costs of providing the Policy, to the extent that these costs are not covered by other charges. Current cost of insurance rates may be changed by us on a basis that does not unfairly discriminate within the class of lives insured.



GUARANTEED MAXIMUM COST OF INSURANCE RATES



In no event will the cost of insurance rates we charge exceed the guaranteed maximum rates set forth in the Policy, except to the extent that an extra charge is imposed for a substandard rating. The guaranteed rates are the 1980 Commissioners Standard Ordinary Sex Distinct (unless unisex rates are required by law) ANB Aggregate Ultimate Mortality Tables

ASSET BASED RISK CHARGE DEDUCTED FROM INVESTMENT ACCOUNTS



We assess a daily charge against amounts in the Investment Accounts. This charge is intended to compensate us for insurance risks we assume under the Policy, such as benefit payments and expenses that are higher than we expected. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.



The charge is a percentage of amounts in the Investment Accounts, which will reduce Unit Values of the sub-accounts. The charge is guaranteed never to exceed 0.0013699% (a annual rate of 0.50%). Currently, we charge the following rates:



                               DAILY ASSET
   POLICY YEAR               BASED RISK CHARGE             ANNUAL RATE
   -----------               -----------------             -----------
      1-10                       0.0013699%                    0.50%
       11+                       0.0006849%                    0.25%









REDUCTION IN CHARGES AND ENHANCED SURRENDER VALUES



The Policy is designed for employers and other sponsoring organizations that may purchase multiple policies as a Case. The size or nature of the Case may result in expected savings of sales, underwriting, administrative or other costs. If so, we expect to offer reductions of Policy charges and enhancements of surrender value. Eligibility for reductions and enhancements and the amounts available will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the lives insured, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of our expenses. Some of reductions and enhancements may be guaranteed and others may be subject to restrictions or to withdrawal or modification, on a uniform Case basis. We may change the nature and amount of reductions and enhancements available from time to time. Reductions and enhancements will be determined in a way that is not unfairly discriminatory to policyholders.


COMPANY TAX CONSIDERATIONS


Currently, we make no specific charge to the Separate Account for any federal, state, or local taxes that we incur that may be attributable to such Account or to the Policy. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of tax laws that we determine to be attributable to the Separate Account or to the Policy.



POLICY VALUE

DETERMINATION OF THE POLICY VALUE


A Policy has a Policy Value, a portion of which is available to you by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the Death Benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.


FIXED ACCOUNT



Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA. See "The General Account - Fixed Account".


LOAN ACCOUNT


Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA that is lower than the loan interest rate charged on Policy Debt. See "Policy Loans - Loan Account".


UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.


Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day that is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or Death Benefit to be made on a day that is not a Business Day will be made on the next Business Day.


UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:


      (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;



      (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and



      (c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions - Asset Based Risk Charge Deducted from Investment Accounts" section.


The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE


At any time, you may transfer Policy Value from one sub-account to another or to the Fixed Account. We reserve the right to impose limitations on transfers, including limiting the number of transfers and amounts transferred in a period of time in accordance with applicable law. We would impose such transfer limitations in a manner that does not unfairly discriminate between individual policy owners. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occur. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase of redeem shares of the Trust.



The Policy is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the transfer privilege, we reserve the right to (a) reject or restrict any specific purchase and transfer requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timer to certain variable investment options.



TRANSFER REQUESTS



Transfer requests may be made in writing in a format satisfactory to us. From time to time we may offer you alternate means of communicating transfer requests to us, such as electronic mail, the Internet or telephone. We will use reasonable procedures to confirm that instructions received by alternate means are genuine and we will not be liable for following instructions we have reasonably determined to be genuine.












LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT



The maximum amount that may be transferred from the Fixed Account in any Policy Year is 25% of the Fixed Account Value at the previous Policy Anniversary. Any transfer that involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.








POLICY LOANS


At any time while the Policy is in force, you may borrow against the Policy Value. The Policy is the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Policy Loan Interest."



A policy loan will affect future Policy Values, since the portion of the Policy Value in the Loan Account will receive the loan interest credited rate rather than varying with the performance of the underlying Portfolios or increasing at the Fixed Account interest credited rate. A policy loan may cause a Policy to be more susceptible to lapse since it reduces the Net Cash Surrender Value from which monthly deductions are taken. A policy loan causes the amount payable upon death of the life insured to be reduced by the amount of outstanding Policy Debt.


MAXIMUM LOAN


The amount of any loan cannot exceed the amount that would cause the Policy Debt to equal the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary on the date of the loan.

INTEREST CHARGED ON LOANS



Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 4%.


LOAN ACCOUNT


When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. You may designate how this amount is allocated among the Accounts. If you give no instructions, the amount transferred will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.


INTEREST CREDITED TO THE LOAN ACCOUNT


Policy Value in the Loan Account will earn interest at an effective annual rate guaranteed to be at least 3.25%. We may declare a current interest rate that is greater than this, subject to change at any time. The excess of the loan interest charged rate (4%) over the loan interest credited rates will result in a net charge against the Policy Value with respect to any Policy Debt. Currently we credit loan interest rates which vary by Policy Year as follows:



                       CURRENT LOAN INTEREST       EXCESS LOAN INTEREST
   POLICY YEARS           CREDITED RATES               CHARGED RATE
       1-10                   3.25%                       0.75%
       11+                    3.75%                       0.25%


LOAN ACCOUNT ADJUSTMENTS


On the first day of each Policy Month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. The amount transferred will be allocated to the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.


LOAN REPAYMENTS


Policy Debt may be repaid, in whole or in part, at any time prior to the death of the life insured while the Policy is in force. A loan repayment amount will be credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts in the same proportion as the Policy Value in each Account bears to the Net Policy Value.



Amounts paid to us not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER


A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges, monthly deductions due and Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which we receive the Policy and a written request for surrender at the Service Office. When a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.


PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value at any time. You may designate how the withdrawal amount is allocated among the Investment Account and the Fixed Account. If you give no instructions, the withdrawal amount will be allocated among the Accounts in the same proportion as the Policy Value in each Account bears to the Net Policy Value.



Surrender Charges may be assessed on a Partial Withdrawal. See "Charges and Deductions - Surrender Charges." The Death Benefit may be reduced as a result of a Partial Withdrawal. See "Death Benefits - Decreases in Face Amount under Death Benefit Option 1 due to a Partial Withdrawal").








LAPSE AND REINSTATEMENT

LAPSE


A Policy will go into default if at the beginning of a Policy Month if the Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." We will notify you of the default and will allow you a 61-day grace period in which to make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


DEATH DURING GRACE PERIOD


If the life insured should die during the grace period, the Policy Value used in the calculation of the Death Benefit will be the Policy Value on the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.


REINSTATEMENT


You may reinstate a Policy that has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:


      (a) The Policy must not have been surrendered for its Net Cash Surrender Value;


      (b) Evidence of the life insured's insurability satisfactory to us must be provided; and

      (c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid.


THE GENERAL ACCOUNT


The general account of Manulife USA consists of all assets owned by us other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, we have sole discretion over investment of the assets of the general account.


By virtue of exclusionary provisions, interests in the general account of Manulife USA have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.


FIXED ACCOUNT



You may allocate net premiums to the Fixed Account or transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife USA will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in our general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.



POLICY VALUE IN THE FIXED ACCOUNT



The Policy Value in the Fixed Account is equal to:


      (a) the portion of the net premiums allocated to it; plus

      (b) any amounts transferred to it; plus

      (c) interest credited to it; less

      (d) any charges deducted from it; less

      (e) any partial withdrawals from it; less

      (f) any amounts transferred from it.


INTEREST ON THE FIXED ACCOUNT



An allocation of Policy Value to the Fixed Account does not entitle you to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. We may declare a current interest rate in excess of the guaranteed rate, subject to change at any time.

OTHER PROVISIONS OF THE POLICY


POLICYHOLDER RIGHTS
Unless otherwise restricted by a separate agreement, you may:



-     Vary the premiums paid under the Policy.
-     Change the Death Benefit Option.
-     Change the premium allocation for future premiums.
-     Transfer amounts between sub-accounts.
-     Take loans and/or partial withdrawals.
-     Surrender the contract.
-     Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if you die before the life insured.
-     Change or revoke a contingent owner.
-     Change or revoke a beneficiary.


ASSIGNMENT OF RIGHTS


We will not be bound by an assignment until we receive a copy of the assignment at the Service Office. We assume no responsibility for the validity or effects of any assignment.


BENEFICIARY


You may appoint one or more beneficiaries of the Policy by naming them in the application. Beneficiaries may be appointed in three classes - primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice in a form satisfactory to us. If the life insured dies and there is no surviving beneficiary, you, or your estate if you are the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.


INCONTESTABILITY


We will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date stated in the Policy, nor will we contest the validity of an increase in Face Amount after it has been in force during the life insured's lifetime for two years. If a Policy has been reinstated, we can contest any misrepresentation of a fact material to the reinstatement for a period of two years after the reinstatement date.


MISSTATEMENT OF AGE OR SEX


If the life insured's stated age or sex or both in the Policy are incorrect, we will change the Face Amount so that the Death Benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.


SUICIDE EXCLUSION


If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date stated in The Policy (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), we will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two years after a Face Amount increase, the Death Benefit for the increase will be limited to the monthly deductions for the increase. At our discretion, this provision may be waived, such as policies purchased in conjunction with certain existing benefit plans.


SUPPLEMENTARY BENEFITS


Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including the FTIO Rider (see "Death Benefits - Flexible Term Insurance Option Rider") and, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured (a taxable event). More detailed information concerning this supplementary benefit may be obtained from us. There is no cost for any supplementary benefit currently offered by us, with the exception of FTIO Rider (see "Charges and Deductions - Monthly Deductions").

TAX TREATMENT OF THE POLICY


The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANULIFE USA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.


The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.


Manulife USA is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, our operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Separate Account, but we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. Our use of these tax credits or deductions will not adversely affect or benefit the Separate Account. We do not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if we are, we may impose a corresponding charge against the Separate Account.


LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:


1. The Policy must satisfy the definition of life insurance under Section 7702 of the Code.
2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
3. The Policy must be a valid life insurance contract under applicable state law.
4. The policyholder must not possess "incidents of ownership" in the assets of the Separate Account.


These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the contract, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.


With respect to a Policy which is issued on the basis of a standard rate class, we believe (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.


With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.


If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION


Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. We believe that the Separate Account will thus meet the diversification requirement, and we will monitor continued compliance with the requirement.


STATE LAW

A Policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL


In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.



The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the Policy has many more portfolios to which policyholders may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.


TAX TREATMENT OF POLICY BENEFITS


The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. We believe that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.



Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.


DEATH BENEFIT

The death benefit under the Policy should be generally excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code. A transfer of the Policy for valuable consideration, however, may cause a portion of the death benefit to be taxable (See "Other Transactions" below).

CASH VALUES

Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for the Policy; minus

(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract or "MEC," to the extent such amount has been excluded from gross income, will be disregarded); plus

(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE


Upon a complete surrender or lapse of a Policy or when benefits are paid at a policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.


If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MECS

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MECS

Policies classified as MECs will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy and assignments and pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.


(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan:


(i)   is made on or after the policyholder attains age 59 1/2;

(ii)  is attributable to the policyholder becoming disabled; or

(iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.


In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the Policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes


A Policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.


Reductions in Face Amount


If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the Policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by us to provide a payment schedule that will not violate the seven pay test.


Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums


If a premium, which would cause the Policy to become a MEC, is received within 23 days of the next Policy Anniversary, we will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next Policy Anniversary, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium will be refunded to the policyholder). The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyholder does not respond, the premium and interest will be applied as described above.



If a premium, which would cause the Policy to become a MEC, is received more than 23 days prior to the next Policy Anniversary, we will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.


Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies issued after June 8, 1997 bear to the sum of such average unborrowed cash values and the average adjusted bases for all other assets of the taxpayer.


If the policyholder is an individual, and if the taxpayer is a business and is not the policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES


A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by us or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.


OTHER TRANSACTIONS


A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.


Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split-dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)   the value each year of the life insurance protection provided;

(b)   an amount equal to any employer-paid premiums;

(c)   income equal to imputed interest on deemed employer loan; or

(d) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS


As long as the Policy is in force, we will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at the Service Office of all the documents required for such a payment. We may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Fixed Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.


REPORTS TO POLICYHOLDERS


Within 30 days after each Policy Anniversary, we will send you a statement showing, among other things:



-     the amount of Death Benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-     the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-     any other information required by law.

You will also be sent an annual and a semi-annual report for the Trust, which will include a list of the securities, held in each Portfolio as required by the 1940 Act.


DISTRIBUTION OF THE POLICIES


Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The managing member of Manulife Securities is Manulife USA. The Policies will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Securities who are authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.



A registered representative will receive commissions not to exceed 25% of premiums paid up to the Annual Premium Target, and 5% of premiums paid in excess of the Annual Premium Target in Policy Years 1 through 5, commissions of 5% of premiums paid in Policy Years 6 and later, and after the fifth Policy Anniversary 0.20% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife USA or Manufacturers Life will be eligible for additional compensation.


RESPONSIBILITIES OF MFC

MFC entered into an agreement with Manulife Securities pursuant to which MFC, on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse MFC for all sales commissions paid by MFC and will pay MFC for its other services under the agreement in such amounts and at such times as agreed to by the parties.

MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide to Manulife USA with issue, administrative, general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies including the Policies.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife USA is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife USA will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manulife USA in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife USA to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife USA, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.


Manulife USA may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If Manulife USA does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.


SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manulife USA, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife USA may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.


Manulife USA also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. We also reserve the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS


The Service Office is responsible for performing all administrative functions, such as decreases, increases, surrender and partial withdrawals, and fund transfers although certain of these functions may be delegated to McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339.



All records and accounts relating to the Separate Account and the Portfolios will be maintained by us. All financial transactions will be handled by us. All reports required to be made and information required to be given will be provided the Company or by McCamish Systems on behalf of us.


STATE REGULATIONS

Manulife USA is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife USA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS

The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manulife USA's home office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
James Boyle          President,                President, U.S. Annuities, Manulife USA, January 2002 to present; Senior Vice
(43)**               U.S. Annuities, Director  President, U.S. Annuities, The Manufacturers Life Insurance Company, July 1999
                                               to present; President, The Manufacturers Life Insurance Company of North America,
                                               July 1999 to December 2001; Vice President, Institutional Markets, Manulife
                                               Financial, May 1998 to June 1999; Vice President, Administration of U.S. Annuities,
                                               Manulife Financial, September 1996 to May 1998; Vice President, Treasurer and Chief
                                               Administrative Officer, North American Funds, June 1994 to September 1996.

Robert A. Cook       President,                President, U.S. Individual Insurance, Manulife USA, January 2002 to present;
(47)**               U.S. Insurance; Director  Senior Vice President, U.S. Individual Insurance, Manulife USA, January 1999 to
                                               December 2001; Senior Vice President, The Manufacturers Life Insurance Company,
                                               January 1999 to present; Vice President, Product Management, The Manufacturers Life
                                               Insurance Company, January 1996 to December 1998; Sales and Marketing Director, The
                                               Manufacturers Life Insurance Company, 1994 to 1995.

Peter Copestake      Vice President, Finance   Vice President, Finance, Manulife USA, December 1999 to present; Vice President
(46)***                                        & Treasurer, The Manufacturers Life Insurance Company, November 1999 to
                                               present; Vice President, Asset Liability Management, Canadian Imperial Bank of
                                               Commerce (CIBC), 1991 to 1999; Director, Capital Management, Bank of Montreal,
                                               1986-1990; Inspector General of Banks, Department of Finance, 1980-1985.

John D. DesPrez      Chairman and President    President, Manulife USA, January 1999 to date; Executive Vice President, U.S.
III (45)**                                     Operations, The Manufacturers Life Insurance Company, January 1999 to present;
                                               Senior Vice President, U.S. Annuities, The Manufacturers Life Insurance Company,
                                               September 1996 to December 1998; President of The Manufacturers Life Insurance
                                               Company of North America, September 1996 to December, 1998; Vice President, Mutual
                                               Funds, North American Security Life Insurance Company, January 1995 to September
                                               1996.

James D. Gallagher   Vice President,           Vice President, Secretary & General Counsel, Manulife USA, January 1996 to
(47)**               Secretary and General     present; Vice President, Chief Legal Officer & Government Relations, U.S.
                     Counsel                   Operations, The Manufacturers Life Insurance Company, January 1996 to present;
                                               President, The Manufacturers Life Insurance Company of New York, August 1999 to
                                               present;  Vice President, Secretary and General Counsel, The Manufacturers Life
                                               Insurance Company of America, January 1997 to present; Secretary and General
                                               Counsel, Manufacturers Adviser Corporation, January 1997 to present; Vice
                                               President, Secretary and General Counsel, The Manufacturers Life Insurance
                                               Company of North America, 1994 to December 2001.

Donald Guloien       Executive Vice President  Executive Vice President & Chief Investments Officer, Manulife USA, June 2001
(45)***              and Chief Investment      to present; Executive Vice President & Chief Investment Officer, The
                     Officer                   Manufacturers Life Insurance Company, March 2001 to present; Executive Vice
                                               President, Business Development, The Manufacturers Life Insurance Company, January
                                               1999 to March 2001; Senior Vice President, Business Development, The Manufacturers
                                               Life Insurance Company, 1994 to December 1998.

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
Geoffrey Guy         Director                  Executive Vice President and Chief Actuary, The Manufacturers Life Insurance
(54)***                                        Company, February 2000 to present; Senior Vice President and Chief Actuary, The
                                               Manufacturers Life Insurance Company, 1996 to 2000; Vice President and Chief Actuary,
                                               The Manufacturers Life Insurance Company, 1993 to 1996; Vice President and Chief
                                               Financial Officer, U.S. Operations, The Manufacturers Life Insurance Company, 1987 to
                                               1993.

John Lyon            Vice President and        Vice President & Chief Financial Officer, Investments, Manulife USA, June 2001
(49) ***             Chief Financial           to present; Vice President & Chief Financial Officer, Investments, The
                     Officer, Investments;     Manufacturers Life Insurance Company; April 2001 to present; Vice President,
                     Director                  Business Development, The Manufacturers Life Insurance Company, 1995-2001;
                                               Assistant Vice President, Business Development, The Manufacturers Life Insurance
                                               Company, 1994-1995; Director/Manager, Corporate Finance, The Manufacturers Life
                                               Insurance Company, 1992-1994.

Steven Marrik        President, Reinsurance;   President, Reinsurance, Manulife USA, January 2001 to present; Senior Vice
(43)***              Director                  President, Reinsurance Operations, The Manufacturers Life Insurance Company,
                                               June 2001 to present; President, Manulife Reinsurance Corporation (U.S.A.), June,
                                               2001 to December 2001; Vice President, Business Development, The Manufacturers
                                               Life Insurance Company, 1999 to June 2001; Principal, Towers Perrin, 1988 to 1999.

James O'Malley       President,                President, U.S. Pensions, Manulife USA, January 2002 to present, Senior Vice
(55)***              U.S. Pensions; Director   President, U.S. Pensions, Manulife USA, January 1999 to December present;
                                               Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance Company,
                                               January 1999 to present; Vice President, Systems New Business Pensions, The
                                               Manufacturers Life Insurance Company, 1984 to December 1998.


Rex Schlaybaugh,     Director                  Member, Dykema Gossett, PLLC, 1982 to present; Vice Chairman, Oxford
Jr.                                            Automotive, Inc. 1997 to present
(52)****

John Ostler          Executive Vice            Executive Vice President and Chief Financial Officer, Manulife USA, January
48)***               President and Chief       2002 to present; Vice President and Chief Financial Officer, Manulife USA,
                     Financial Officer         October 1, 2000 to present; Vice President and Chief Financial Officer, U.S.
                                               Operations, The Manufacturers Life Insurance Company, October 1, 2000 to present;
                                               Vice President and Corporate Actuary, The Manufacturers Life Insurance Company, March
                                               1998 to September 2000; Vice President & CFO U.S. Individual Insurance, The
                                               Manufacturers Life Insurance Company, 1992 to March 1998; Vice President, U.S.
                                               Insurance Products, The Manufacturers Life Insurance Company, 1990 - 1992; Assistant
                                               Vice President & Pricing Actuary, US Insurance, The Manufacturers Life Insurance
                                               Company, 1988-1990.

Warren Thomson       Senior Vice President,    Senior Vice President, Investments, Manulife USA, June 2001 to present; Senior
(47)***              Investments               Vice President, Investments, The Manufacturers Life Insurance Company, May 2001
                                               to Present; President, Norfolk Capital Partners Inc. 2000 - May 2001; Managing
                                               Director, Public Sector Finance, New Capital Group Inc. 1995-2000; Tax Partner,
                                               Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice President, The
                                               Manufacturers Life Insurance Company, 1987-1994.

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
Denis Turner         Senior Vice President     Senior Vice President and Treasurer, Manulife USA, January 2002 to present;
(45)***              and Treasurer             Vice President and Treasurer, Manulife USA, May 1999 to December 2001; Vice
                                               President and Chief Accountant, U.S. Operations, The Manufacturers Life Insurance
                                               Company, May 1999 to present; Vice President and Treasurer, The Manufacturers Life
                                               Insurance Company of America, May 1999 to present; Assistant Vice President,
                                               Financial Operations, Reinsurance Division, The Manufacturers Life Insurance
                                               Company, February 1998 to April 1999; Assistant Vice President & Controller,
                                               Reinsurance Division, The Manufacturers Life Insurance Company, November 1995, to
                                               January 1998, Assistant Vice President, Corporate Controllers, The Manufacturers Life
                                               Insurance Company, January 1989 to October 1995.

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street East, Toronto, Ontario Canada M4W 1E5.

****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

                                   APPENDIX A

ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

-     An Insured who is a male, Issue Age 45, non-smoker.

-     A Face Amount of $365,000 in all Policy Years.

- Payment of an annual premium of $20,000 each year for the first seven Policy Years. Premiums are paid on the Policy Anniversary.

- All Premiums are allocated to and remain in the Variable Account for the entire period shown.

-     There are no transfers, partial withdrawals, or policy loans.

- Tables 1, 2, and 3 assume regular underwriting. Tables 4, 5, and 6 assume short form underwriting.

-     The Cash Value Accumulation Test is used.

- The illustrations assume all charges currently assessed against the Policy, including monthly cost of insurance charges and administrative charges and mortality and expense risk charges. The first set of columns in each table, under the heading "Current Charges", assumes cost of insurance rates currently expected to be charged. The second set of columns, under the heading "Guaranteed Charges", assumes maximum cost of insurance rates.


- The amounts shown in the Tables also take into account the Portfolios' advisory fees and operating expenses, which are assumed to be at an annual rate of _____% of the average daily net assets of the portfolio.



The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of a Policy's total Policy Value among the sub-accounts, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.

The gross annual rates of returns correspond to net annual rates of return according to the table below:


                                                                 Gross Rate of Return
                                 Policy Year               0.00%                       6.00%               12.00%
                                 -----------               -----                       -----               ------
Net Rate                            1-10                   ____%                       ____%               _____%
of Return                            11+                   ____%                       ____%               _____%


Current cost of insurance charges are not guaranteed and may be changed.


The illustrations reflect the expense reimbursement in effect for the Science & Technology, International Stock, Blue Chip Growth, Health Sciences Trust, Small Company Value Trust, Equity-Income and Lifestyle Trusts and the expense limitations in effect for the Capital Appreciation and Index Trusts. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios' current expenses would have been _____% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of ____%, ____% and ____% for Policy Years 1-10 and ____%, ____% and ____% for Policy Years 11 and after. The expense reimbursement for the Life-style Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 2001 and are expected to remain in effect during the fiscal year ending December 31, 2002. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


Upon request, the Company will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.


The Policies were first sold to the public on __________. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

                                   APPENDIX B:



                              FINANCIAL STATEMENTS

                                     PART 2

                                OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 48 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:


        A. Opinion and Consent of James D. Gallagher, Attorney -TO BE FILED BY AMENDMENT




         B.       Ernst & Young LLP - TO BE FILED BY AMENDMENT



         C.       Opinion and Consent of Actuary - TO BE FILED BY AMENDMENT



The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

      A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account N - Incorporated by reference to Exhibit A(1) to the pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-71312 filed January 2, 2002.

      A(3)(a)(i)  Form of Distribution Agreement. Incorporated by reference to
                  Exhibit A(3)(a)(i) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

     A(3)(a)(ii)  Form of Amendment to Distribution Agreement. Incorporated
                  by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Form of Amendment to Distribution Agreement. Incorporated by
                  reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b) Form of broker-dealer agreement. Incorporated by reference to exhibit A(3)(b) to the initial registration statement on Form S-6, File Number 333-70950, filed October 4, 2001


     A(5)(a) Form of Flexible Premium Variable Life Insurance Policy - TO BE FILED BY AMENDMENT.



     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

     A(8)(a)(i)   Form of Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers
                  Life Insurance Company of America dated December 31, 1996.
                  Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

     A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

     A(8)(c)(i)   Form of Service Agreement. Incorporated by reference to
                  Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Form of Amendment to Service Agreement. Incorporated by
                  reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a)(i)  Form of Application for Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit A(10) to pre- effective amendment no. 1 to the registration statement on Form S-6, file number 33-51293, filed August 28, 1998.

     A(10)(b) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America,
                  incorporated by reference to the initial registration statement on for S-6, file number 333-70950, filed October 4, 2001

2.    Consents of the following:

         A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - TO BE FILED BY AMENDMENT



         B. B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America -
                  TO BE FILED BY AMENDMENT



         C.       Consent of Ernst & Young LLP- TO BE FILED BY AMENDMENT


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.    Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. - TO BE FILED BY AMENDMENT


7.    Powers of Attorney

                  (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

                  (ii) Powers of Attorney (John Ostler) incorporated by reference to exhibit 7(ii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001

                  (iii) Powers of Attorney (Jim Boyle, John Lyon incorporated by reference to exhibit 7(iii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001


                  (iv) Power of Attorney (Steven Mannik) - INCORPORATED BY REFERENCE TO EXHIBIT 7(iv) OF POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-6, FILED NUMBER 71312




8.  Undertakings

Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Boston, Massachusetts, on this 15th day of October, 2002.

SEPARATE ACCOUNT N OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)


By:  /s/John D. DesPrez III
     ----------------------
     John D. DesPrez III
     President

         Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 15th day of October, 2002 in the City of Boston, Massachusetts.

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
    ----------------------
     John D. DesPrez III
     President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 15th day of October, 2002.

Signature                                        Title
---------                                        -----
*                                                 Chairman and President
----------------------------------------
John D. DesPrez  III                             (Principal Executive Officer)


*                                                Executive Vice President and
----------------------------------------
John Ostler                                      (Chief Financial Officer)


*                                                Director
----------------------------------------
James Boyle

*                                                 Director
----------------------------------------
Robert A. Cook
*                                                Director
----------------------------------------
Geoffrey Guy

*                                                Director
----------------------------------------
James O'Malley

*                                                Director
----------------------------------------
Steve Mannik

*                                                Director
----------------------------------------
John Lyon

*                                                Director
----------------------------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
----------------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

333-     New COLI Sept 2002

                                  EXHIBIT INDEX


Item No.          Description